Regulatory code of ethics

Adopted:         July 2014

     Amended:        march 2019

Code of Ethics

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Policies and Procedures

At all times, JLP and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics. All questions regarding the Code should be directed to the CCO or her delegates. You must cooperate to the fullest extent reasonably requested by the CCO to enable (i) JLP to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge her duties under the Code of Ethics and Compliance Manual.

All Employees will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Employees. You must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting JLP’s services, and engaging in other professional activities.

We expect all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, JLP must act in its Clients’ best interests. Neither JLP, nor any Employee, should ever benefit at the expense of any Client. Notify the CCO or her delegates promptly if you become aware of any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks, or concerns about JLP’s business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the attention of the CCO or her delegates.

Reporting Violations of the Code

Employees must promptly report any suspected violations of the Code of Ethics to the CCO or her delegates. Violations may be reported confidentially or anonymously, if so desired. Employees shall promptly report any evidence of: (i) a violation of any Federal or state securities laws; (ii) a breach of fiduciary duty; or (iii) any violation of the Code of Ethics. Employees can email compliance@northwoodsecurities.com or call the CCO or her delegates directly to report any suspected breaches.

To the extent practicable, JLP will protect the identity of an Employee who reports a suspected violation. However, JLP remains responsible for satisfying the regulatory reporting, investigative and other obligations that may follow the reporting of a potential violation. Retaliation against any Employee who reports a violation of the Code of Ethics is strictly prohibited and will be cause for corrective action, up to and including dismissal.

With respect to investigating potential violations and enforcing the Code of Ethics, JLP utilizes the following process:

●	The CCO or her delegates, in consultation with the CEO, will take all appropriate action to investigate any actual or potential violations reported to her within a timely manner.

●	Violations will be recorded.

●	If the CCO or CEO determines that a violation has occurred, JLP will take all appropriate disciplinary or preventative action.

●	Violations of this Code of Ethics, or the other policies and procedures set forth in the Compliance Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, the Monetary Authority of Singapore, or appropriate regulatory authority, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory or criminal sanctions.

●	No Employee will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against herself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

Distribution of the Code and Acknowledgement of Receipt

JLP will distribute this Code of Ethics, as part of the firm’s Compliance Manual, to each Employee upon the commencement of employment and upon any material change to the Code of Ethics or any material change to the Compliance Manual. The Code of Ethics may also be extracted and distributed separate from the Manual from time to time.

All Employees must acknowledge through their account on ComplianceELF that they have received, read, understood, and agree to comply with JLP’ policies and procedures described in this Code of Ethics. Each employee will be required to complete the Compliance Manual Acknowledgement Form available through ComplianceELF and submit the certification within 30 days of the commencement of employment and following any material change to the Code of Ethics or Manual.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including JLP, Employees, and current or prospective Clients and Investors. Any failure to identify or properly address a conflict can have severe negative repercussions for JLP, its Employees, and/or Clients and Investors. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

JLP’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Employees must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve JLP and/or its Employees on one hand, and Clients and/or Investors on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients and/or Investors over the interests of JLP and its Employees. If an Employee believes that a conflict of interest has not been identified or appropriately addressed, that Employee should promptly bring the issue to the attention of the CCO or her delegates.

In some instances conflicts of interest may arise between Clients and/or Investors. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more Clients or Investors have been unfairly disadvantaged. Employees should notify the CCO or her delegates promptly if it appears that any actual or apparent conflict of interest between Clients and/or Investors has not been appropriately addressed.

Disclosure of the Code of Ethics

JLP will describe its Code of Ethics in Part 2A of Form ADV and, upon request, furnish Clients with a copy of the Code of Ethics. All Client requests for JLP’s Code of Ethics should be directed to the CCO or her delegates.

Personal Securities Transactions

Background

Employee personal trades should be executed in a manner consistent with our fiduciary obligations to our Clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not be timed to precede or coincide with orders placed for any Client, nor should trading activity be so excessive as to conflict with the Employee’s ability to fulfill daily job responsibilities.

Policies and Procedures

Accounts Covered by the Policies and Procedures

JLP’s Personal Securities Transactions policies and procedures apply to all accounts holding or that are permitted to hold any “Reportable Securities” over which Access Persons have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for Access Persons to exclude accounts held personally or by immediate family members sharing the same household if the Access Person does not have any direct or indirect influence or control over the accounts. Access Persons should consult with the CCO or her delegates before excluding any accounts held by immediate family members sharing the same household.

Reportable Securities

JLP requires Access Persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

●	Direct obligations of the Government of the United States;

●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

●	Shares issued by money market funds;

●	Shares issued by open-end investment companies registered in the U.S., other than funds advised or underwritten by JLP or an affiliate;

●	Interests in 529 college savings plans;

●	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies.

From time to time, JLP will place Securities excluded from the Reportable
Securities definition on its Restricted List if the Security could pose a conflict of interest or otherwise appears improper.

Preclearance Procedures and Restricted List

Access Persons must submit preclearance requests to the compliance department, through the ComplianceELF system for all transactions involving Reportable Securities*, IPOs and Private Placements before completing the transactions. JLP may deny any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper.

Open-end registered investment companies that are advised or underwritten by JLP or an affiliate are considered Reportable Securities and are subject to the reporting and preclearance procedures described above.

*	ETFs are considered Reportable Securities, however JLP has determined that transactions involving ETFs (other than real estate-related ETFs) pose little to no risk to JLP’s fiduciary obligations to its Clients and would not likely cause any conflicts of interest. As a result, ETFs (other than real estate- related ETFs) will be excluded from JLP’s Preclearance Procedures and requirements.

For the avoidance of doubt, ETFs will remain subject to the reporting requirements covered in JLP’s Personal Securities Transactions.

From time to time, JLP will place Securities excluded from its Preclearance
Procedures and requirements (i.e., non-real estate-related ETFs and bonds;
mutual funds) on its Restricted List if the Security could pose a conflict of interest or otherwise appears improper.

Employees are prohibited from executing transactions in the identified security until receiving permission from the CCO or her delegates to execute the requested transaction.

Within the preclearance request, employees should include the following information:

●	Security Type

●	Security Name

●	Transaction Type (buy, sell, sell short, etc.)

●	Symbol (if applicable)

●	# of shares/Principal Amount (Private Placements)

●	Name of Issuer (IPO only)

●	Public Offering Date (IPO only)

●	Investment Strategy (Private Placements)

●	How employee became aware of the security

●	Whether JLP is a past or present investor in the security

Preclearance approvals will be considered valid for the trading day in which they are submitted for approval and the following trading day. Preclearance approval will be consider valid for 10 days following approval for Private Placements and IPO. Employees that have been granted pre-clearance approval to execute a requested transaction and do not execute the transaction within the time periods specified above must re-submit the trade request for pre-clearance.

JLP’s CCO or her delegates will maintain a List of Restricted Securities related to Non-Disclosure Agreements (“NDAs”) signed or being negotiated by the Company or by JLP’s affiliated Investment Advisor, Jaguar Growth Asset Management LLC (“JGAM”), certain banking and financial institutions that JLP may have ongoing business relationships with and certain publicly traded holdings of JGAM, and including all investments currently being held within or under consideration for Client portfolios.

The CCO or her delegates will be responsible for the maintenance of the Restricted List that will be maintained in the ComplianceELF system. The CCO or her delegates will not typically approve any personal transactions in Restricted Securities.

Quarterly & Transaction Reports

Access Persons must submit quarterly reports regarding all Reportable Securities transactions in accounts in which they have a Beneficial Interest (as well as annual reports regarding holdings and existing accounts. See below). Access Persons must also report any accounts opened during the quarter that hold or are permitted to hold any Reportable Securities Reports regarding Securities transactions must be submitted through ComplianceELF to the CCO or her delegates within 30 days of the end of each calendar quarter.

JLP Employees must link their personal accounts to their ComplianceELF account, allowing for any trading activity executed in any custodial account for which data feeds are available to be contemporaneously downloaded directly from the broker/custodian as they trade throughout any given quarter. Alternatively, employees will be required to manually enter any transactions that are executed within accounts established with brokers who do not make automated data feeds available to ComplianceELF within 30 days after the end of each calendar quarter.

If you did not have any transactions or account openings to report, this should be indicated on the ComplianceELF system in the form of a “negative report” confirming that an employee did not have any reportable transactions to submit in a given reporting period.

Initial and Annual Holdings Reports

Access Persons must report the existence of any account that holds or is permitted to hold any Reportable Securities and must recertify the accuracy of the information on a quarterly basis. Reports regarding accounts and holdings must be submitted to the CCO or her delegates on or before February 14th of each year, and typically within 10 days of an individual first becoming an Access Person. Information for initial and annual holdings not reported through the automated reporting capabilities of the ComplianceELF system, must be submitted manually by each Access Person. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Access Person.

If you do not have any holdings and/or accounts to report, this should be indicated as such via the ComplianceELF system.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Access Person is not required to submit:

●	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan;

●	Any reports with respect to Securities held in accounts over which the Access Person had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis; or

●	Any reports with respect to accounts where the Access Person is only permitted to hold Securities excluded from the Reportable Securities definition (for ex. Mutual Fund-only accounts).

Any investment plans or accounts that may be eligible for these exceptions must be brought to the attention of the CCO or one of her delegates who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO or her delegates may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser.

Personal Trading and Holdings Reviews

JLP’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Access Persons’ personal trading activities. Accordingly, the CCO or her delegates will closely monitor Access Persons’ investment patterns to detect the following potentially abusive behavior:

●	Frequent and/or short-term trades in any Security, with particular attention paid to potential market-timing of mutual funds;

●	Trading in a manner opposite of Client interests; and

●	Trading that appears to be based on Material Non-Public Information.

The CCO or her delegates will review all reports submitted pursuant to the Personal Securities Transactions policies and procedures for potentially abusive behavior, and will compare Access Person’s trading with Clients’ trades as necessary. Any personal trading that appears abusive may result in further inquiry by the CCO or her delegates and/or sanctions, up to and including dismissal. The CCO will maintain documentation related to any potential violations of the identified reporting requirements, pre-clearance procedures and the Company’s Restricted List. In addition, any trading activity that appears to place the interests of the Access Person ahead of a Client may result in JLP initiating the appropriate remedial action to address the situation.

The COO will monitor the CCO’s personal Securities transactions for compliance with the Personal Securities Transactions policies and procedures.